February 10, 2010	QMM: NYSE Amex QTA: TSX Venture NR-02-10

QUATERRA AND GOLDCORP SIGN INVESTMENT FRAMEWORK AGREEMENT

Goldcorp to provide US$10 million for exploration, retains right to acquire interests in Quaterra properties

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced that Goldcorp Inc. (TSX:G; NYSE:GG), has entered into a binding Investment Framework Agreement (IFA) with the Company. The IFA formalizes the terms of a previously announced Letter of Intent that provides Goldcorp with an option to acquire an interest in certain mining properties held by or acquired by Quaterra in central Mexico in return for funding a two-year generative exploration program by the Company through a private placement investment of US$10 million in the Company.

The first US$4 million portion of the private placement, which has closed, consists of units at C$1.41 comprised of 3,001,418 common shares of the Company and 1,500,709 two-year share purchase warrants exercisable at C$1.76 per share to purchase up to 1,500,709 common shares of the Company. Under applicable securities laws, the hold periods will expire on June 5, 2010.

Under the IFA, Goldcorp has an option to acquire up to 65% in any property held by Quaterra in central Mexico, with the exception of Nieves, by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a Feasibility Study.  Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its proportionate share of expenditures.

“We are excited to be working with Goldcorp in central Mexico,” says Quaterra President and CEO Thomas Patton. “The agreement allows us to focus on finding large precious metal deposits and positions Goldcorp with its financial strength and technical expertise, to develop them.”

The IFA currently includes 12 properties covering over 950 square miles. Exploration will focus on discovering large Peñasquito-style gold-silver deposits. Several of the early-stage Quaterra properties, most notably Sabino and Onix, have Peñasquito-type potential. Ground geophysics are currently in progress, with drilling planned for the second quarter 2010.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton,
President and Chief Executive Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.